

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2025

Stephen Silver
Chief Executive Officer
Evolution Global Acquisition Corp
2727 LBJ Freeway Suite 1010
Farmers Branch, TX 75234

> **Re: Evolution Global Acquisition Corp**
> **Registration Statement on Form S-1**
> **Filed July 31, 2025**
> **File No. 333-289152**

Dear Stephen Silver:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1

Cover Page

1.    We note your disclosure in paragraph 10 that certain non-managing sponsor investors have expressed an interest in purchasing non-managing sponsor membership interests. Please revise to disclose the number of individuals that have expressed interest and the price they will pay to acquire these interests. Further, we note it appears that these individuals may purchase shares in your offering. Please clarify the conflicts these individuals would have, including the incentive that they would have to vote in favor of the business combination, regardless of the number of shares they own, because of the non-managing sponsor membership interests and private placement warrants.

2.    We note, in your use of proceeds table, you indicate that you will pay administrative and support fees of $240,000 over the course of 24 months. Please revise your disclosure here and on pages 5 and 117 to reflect these payments. Additionally, please revise your cover page to describe the extent to which the conversion of the working

capital loans into private placement warrants and the cashless exercise of such warrants, may result in a material dilution of the purchasers' equity interests. Please refer to Items 1602(a)(3), 1602(b)(6), and 1602(a)(6) of Regulation S-K.

Our Sponsor, page 5

3.　　　We refer to your statement that other than your directors, officers, and advisors, the other members of your sponsor will not participate in your activities. Please revise your disclosures as appropriate to clarify whether such advisors are considered to be affiliates or promoters, each within the meaning of Securities Act Rule 405. If so, please provide related conflicts of interest disclosures on the cover page and in the summary pursuant to Items 1602(a)(5) and (b)(7) of Regulation S-K.

Additional financing, page 43

4.　　　We note your disclosures that you have no commitments to issue any shares in connection with the initial business combination or to issue any notes or other debt. However, to the extent applicable, please revise to disclose any plans to seek additional financings, even if there are no commitments. In this regard, we note your statement that you are targeting a business with an enterprise value of up to $1.5 billion. Refer to Item 1602(b)(5) of Regulation S-K. Please also revise your last risk factor on page 49 to address this potential need for financing in the context of your initial business combination.

Risk Factors
If we are deemed to be an investment company under the Investment Company Act..., page 58

5.　　　Please revise your risk factor to clarify that if you are deemed to be an investment company and you liquidate, your warrants will expire worthless.

We may not be able to complete an initial business combination ..., page 71

6.　　　Please revise this risk factor to clarify that your sponsor is controlled by a non-U.S. person, as you state on page 117.

The Excise Tax could be imposed on redemptions..., page 94

7.　　　Please expand your risk factor to describe, if applicable, the risk that if existing SPAC investors elect to redeem their shares such that their redemptions would subject the SPAC to the stock buyback excise tax, the remaining shareholders that did not elect to redeem may economically bear the impact of the excise tax.

Dilution, page 103

8.　　　Please expand your narrative disclosure on page 103 to ensure that you describe each material potential source of future dilution not included in the table. Your revisions should address, but not necessarily be limited to, potential future dilution related to the exercise of the public and private warrants, or tell us how you determined such revisions are not necessary. Reference is made to Item 1602(c) of Regulation S-K.

Proposed Business
<u>Our Sponsor, page 117</u>

9.      We note your disclosure following the table on page 119 regarding the lock-up agreement. Please revise the table to reflect this lock-up agreement. Please refer to Item 1603(a)(9) of Regulation S-K.

<u>Management</u>
<u>Executive Officer and Director Compensation, page 154</u>

10.     Please revise your disclosure in this section to reflect the indirect ownership of founder shares to be given to your independent directors. Please refer to Item 402(r)(3) of Regulation S-K

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Babette Cooper at 202-551-3396 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Dorrie Yale at 202-551-8776 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc:     Julia Aryeh, Esq.